SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Untrue news published in the media

COPEL (“Company”), a company that generates, transmits, distributes and sells energy, informs its shareholders and the market in general that comes to clarify the questioning about “news” with untrue content published on June 14, 2023 in the Broadcast “agency” of the newspaper “O Estado de S. Paulo”, section News, signed by journalist Wilian Miron, under the title: “ Copel tries to annul the arbitral award that imposed a debt of BRL 3.2 billion”, requested through Official Letter No. 191/2023/CVM/SEP/GEA-1, sent on June 15, 2023 by the Corporate Monitoring Management – 1 (“GEA-1”) of the Brazilian Securities Commission (“CVM”), which is transcribed below.

______________________________________________________________

Official Letter No. 191/2023/CVM/SEP/GEA-1 Rio de Janeiro, June 15, 2023.

To Mr.

Adriano Rudek de Moura

Investor Relations Director

COMPANHIA PARANAENSE DE ENERGIA S.A.

José Izidoro Biazetto St., 158, Block A, Mossunguê

Curitiba – PR

CEP: 81200-240

E-mail: ri@copel.com

c/c: emissores@b3.com.br

Subject: Request for clarification on news

Mr. Director,

1. We refer to the news published on 06.14.2023 in the newspaper O Estado de São Paulo, section Notícias, under the title: "Copel tries to annul arbitration award that imposed a debt of R$ 3.2 billion", which contains the following statements:

After recognizing a billionaire debt with the Renewable Energy Infrastructure Participation Fund (FIP IEER), through a procedure by the Brazil-Canada Arbitration and Mediation Center, Copel tries to annul the arbitration sentence in the State Court of Paraná and postpone the collection of R$ 3.295 billion indicated by the creditors in January of this year. In a note, the state-owned company from Paraná points out that, due to the judicial inquiries, the matter still does not have a 'definitive decision'. Broadcast Energia learned that Copel filed an annulment action with the 1st Public Treasury Court of Curitiba and, after having its request denied, filed appeals against the decision, requesting an injunction to suspend the effects of the arbitration decision and the continuity of the collection of values.

2. In view of the foregoing, we determine that you clarify whether the news is true, and, if so, explain the reasons why you understood that it was not a relevant fact, as well as comment on other information considered important on the subject.

3. That by art. 3 of CVM Resolution No. 44/21, it is incumbent upon the Investor Relations Officer to disclose and communicate to the CVM and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are admitted to trading, any relevant act or fact occurred or related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

4. Such manifestation must occur through the Empresa.NET System, category: Notice to the Market, type: Clarifications on questions from CVM/B3, subject: News Released in the Media, which must include the transcription of this official letter. Compliance with this request for manifestation through a Notice to the Market does not exempt the eventual investigation of responsibility for the non-timely disclosure of a Material Fact, under the terms of CVM Resolution 44/21.

5. We warn that, by order of the Superintendence of Relations with Companies, in the exercise of its legal attributions and, based on item II, of art. 9, of Law No. 6,385/76, and CVM Resolution No. 47/21, it will be up to the determination of the application of a mandatory fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for non-compliance of the requirement contained in this letter, sent exclusively by email, until 06.16.2023.

Yours sincerely,

______________________________________________________________

In response to the request, the Company clarifies that this is news that propagates in its content - from the headline - untrue facts arising from disputes protected by secrecy.

It is imperative to state that there are several false facts reported. Contrary to what the article states, there is no “final judgment”, much less “recognized” debt and there is not even any decision on amounts.

The Company only discloses information about confidential arbitration proceedings and legal proceedings under secrecy of justice in line with the applicable regulations.

Said arbitration procedure began in 2015, in the previous administration. In defense of the Company's rights and interests, the current management filed an action to annul the arbitral award which, as it deals with a confidential arbitration procedure, is processed under secrecy of justice. It is therefore an ongoing issue.

Since 2015, it has been regularly included in the company's financial statements, which are public. Indeed, in explanatory note No. 28.2 of the financial statements for 12.31.2022, available on the Empresas.NET system in the category “Economic and financial data”, type “Complete annual financial statements” (protocol 014311IPE311220220104500612-34), it states that the Company is a party to an “arbitration dispute protected by secrecy and confidentiality, in the process of liquidating the award in the initial phase”. The footnote “(a)” clarifies that the plaintiff's request, monetarily restated on the base date of the financial statements, totaled R$ 2.966 billion. However, as explained in the analytical table below, of this amount, the amount considered as a “probable loss” and provisioned for on 12.31.22 was R$ 629 million. Furthermore, the Company indicated that, according to the plaintiff's request, it considered as a possible loss on 12.31.22 and, therefore, a contingent liability subject to disclosure in an explanatory note, the additional amount of R$ 339 million.

In addition to disclosure in the financial statements, item 4.6 of the Company's 2023 reference form, available on the Empresas.NET system in the category "FRE - Reference Form" (protocol 014311FRE202320230200128429-67), provides information on the arbitration procedure initiated in 2015 at the Centro of Arbitration and Mediation – CAM CCBC São Paulo. This item states that the Company assesses, together with its advisors, that the amount of BRL 629,054,924.14 is considered a probable loss (with consequent provision), the amount of BRL 338,779,905.52 has a chance of possible loss ( with consequent disclosure of the contingent liability in the financial statements) and the amount of BRL 2,628,007,595.20 would have a remote chance of loss and was not subject to a provision or disclosure in an explanatory note.

In the quarterly information form referring to 3.31.23, available on the Empresas.NET system in the category “ITR – Quarterly Information” (protocol 014311ITR310320230200128353-62), explanatory note no. said arbitration procedure was R$ 631 million. It also indicated that the contingent liability with possible risk would be, on 3.31.23, R$ 340 million. And footnote (a) updated the plaintiff's request to BRL 2.979 billion.

Copel has a governance system that is a reference in the country, in accordance with best market practices, in accordance with the rules of the Brazilian Securities and Exchange Commission (CVM), B3's Level 2 Listing Regulations and other applicable laws in Brazil. In the United States, it complies with the rules of the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE); and, in Spain, the rules of Latibex, Bolsa y Mercados Españoles.

The Company, through its managers, has made every effort to defend its rights and preserve the Company's best interests in the context of the dispute, taking all appropriate measures to that end.

Curitiba, June 16, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 16, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.